

July 15, 2014

Via E-mail
Mr. Stephen P. Brown
Chief Financial Officer
STAAR Surgical Company
1911 Walker Avenue
Monrovia, CA   91016

      Re: **STAAR Surgical Company**
            Form 10-K for the fiscal year ended January 3, 2014
            Filed March 12, 2014
            File No. 0-11634

Dear Mr. Brown:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2014

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 10 – Employee Benefit Plans, page F-21

Defined Benefit Plan-Switzerland, page F-21

1.   We see your Swiss defined benefit plan has plan assets, that typically consist of bonds, equities, mortgage and real estate, which are managed by The Foundation. We do not see where you have disclosed the fair value of each class of plan assets as of each date for which a statement of financial position is presented nor do we see where you have

disclosed the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety for each class of assets. Please revise future filings to include all disclosures required by FASB ASC 715-20-50-1 (d) or tell us why you do not believe any revisions are necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Jay Webb, Reviewing Accountant at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief